UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 14, 2021

REDBALL ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39440	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

667 Madison Avenue
16th Floor
New York, NY 10065
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212)-235-1000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant	RBAC.U	The New York Stock Exchange
Class A ordinary shares, $0.0001 par value per share Redeemable warrants, each warrant exercisable for one	RBAC	The New York Stock Exchange
Class A ordinary share at an exercise price of $11.50 per share	RBAC WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure

As previously disclosed, on October 13, 2021, RedBall Acquisition Corp., a Delaware corporation (“RedBall”), entered into Business Combination Agreement and Plan of Reorganization (the “Business Combination Agreement”), by and among RedBall, Showstop Merger Sub I Inc., a Delaware corporation and a wholly owned subsidiary of RedBall, Showstop Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of RedBall, and SeatGeek, Inc., a Delaware corporation (“SeatGeek”).

Attached as Exhibit 99.1 is a presentation that SeatGeek plans to use at its Analyst Day on December 14, 2021. Exhibit 99.1 is incorporated by reference into this Item 7.01.

The information set forth in this Item 7.01, including Exhibit 99.1 attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Additional Information and Where to Find It

RedBall has filed a registration statement on Form S-4 (“Registration Statement”) with the SEC, which includes a proxy statement/prospectus of RedBall, which will be both the proxy statement to be distributed to holders of RedBall’s ordinary shares in connection with its solicitation of proxies for the vote by RedBall’s shareholders with respect to the proposed business combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in the business combination to SeatGeek stockholders. After the Registration Statement is declared effective, RedBall will mail a definitive proxy statement/prospectus to the shareholders of RedBall as of a record date to be established for voting on the proposed business combination. This Current Report on Form 8-K does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision with respect to the business combination. Before making any voting or investment decision, investors and security holders of RedBall and other interested persons are urged to carefully read the entire Registration Statement, the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, when they each become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by RedBall with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by RedBall may be obtained free of charge from RedBall at www.redballac.com. Alternatively, these documents, when available, can be obtained free of charge from RedBall upon written request to RedBall Acquisition Corp., 667 Madison Avenue, 16th Floor, New York, NY 10065. The information contained on, or that may be accessed through, the websites referenced in this Current Report on Form 8-K is not incorporated by reference into, and is not a part of, this Current Report on Form 8-K.

Participants in the Solicitation

RedBall and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of RedBall with respect to the proposed business combination. For information regarding RedBall’s directors and executive officers and a description of their interests in RedBall, please see RedBall’s final prospectus related to its initial public offering filed with the SEC on August 13, 2020 and available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of RedBall’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Registration Statement and proxy statement/prospectus and other relevant documents when they become available.

SeatGeek and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of RedBall in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination are included in the Registration Statement and proxy statement/prospectus for the proposed business combination.

Forward-Looking Statements

This Current Report on Form 8-K contains certain statements that are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, the proposed business combination between RedBall and SeatGeek and expectations regarding the combined business, and projections of market opportunity. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither RedBall nor SeatGeek presently knows, or that RedBall or SeatGeek currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date of this report. Except as may be required under applicable securities laws, RedBall and SeatGeek do not undertake any obligation to update these forward-looking statements and RedBall and SeatGeek specifically disclaim any obligation to do so These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, the impact of the COVID-19 pandemic; changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that the approval of the shareholders of RedBall or SeatGeek is not obtained or the failure of other closing conditions; the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination; failure to realize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of RedBall’s shares on the NYSE following the business combination; costs related to the business combination; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; risks relating to the uncertainty of the projected financial information with respect to SeatGeek; risks related to the performance of SeatGeek’s business and the timing of expected business or revenue milestones; the effects of competition on SeatGeek’s business; SeatGeek’s history of operating losses and expectations of significant expenses and continuing losses for the foreseeable future; the ability of SeatGeek to maintain an effective system of internal control over financial reporting; the ability of SeatGeek to respond to economic and other factors adversely affecting the live event industry and general economic conditions; the ability of SeatGeek to grow market share in its existing markets or any new markets it may enter; the ability of SeatGeek to manage its growth effectively; the ability of SeatGeek to manage market and technology trends; the ability of SeatGeek to access sources of capital, including debt financing and other sources of capital to finance operations and growth; the ability of SeatGeek to maintain and enhance its products and brand, and to attract customers; the success of SeatGeek’s strategic relationships with third parties; the risk of cybersecurity attacks, data loss or other breaches of SeatGeek’s network security; the ability of SeatGeek to comply with governmental regulations; the amount of redemption requests made by RedBall’s stockholders; the ability of RedBall or SeatGeek to issue equity or equity-linked securities or obtain debt financing in connection with the proposed business combination or in the future; and those risks and uncertainties set forth under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by RedBall from time to time with the SEC. In addition, forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects on RedBall or SeatGeek. There can be no assurance that future developments affecting RedBall or SeatGeek will be those that RedBall or SeatGeek have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control or the control of RedBall or SeatGeek) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of RedBall’s or SeatGeek’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Some of these risks and uncertainties may in the future be amplified by the continued spread of COVID-19 or variants thereof. It is not possible to predict or identify all such risks. RedBall and SeatGeek do not undertake any obligation to update these forward-looking statements and RedBall and SeatGeek specifically disclaim any obligation to do so, except as may be required under applicable securities laws.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of RedBall, SeatGeek or any of their respective affiliates, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Analyst Day Presentation, dated December 14, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RedBall Acquisition Corp.
Date: December 14, 2021

	By:	/s/ David Grochow
	Name:	David Grochow
	Title:	Chief Financial Officer

Analyst Day Presentation DECEMBER 14, 2021 Exhibit 99.1

Disclaimers Cautionary Notes This presentation (this “Presentation”) is for informational purposes only. This presentation is for informational purposes only and is neither an offer to sell or purchase, nor a solicitation of an offer to sell, buy or subscribe for any securities, nor is it a solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This Presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between SeatGeek, Inc. (“SeatGeek”) and RedBall Acquisition Corp. (“RedBall”) and the related transactions (the “Proposed Business Combination”) and for no other purpose. These materials are exclusively for the use of the party or the parties to whom they have been provided by representatives of SeatGeek and RedBall. By accepting these materials, the recipient acknowledges and agrees that he, she or it (a) will maintain the information and data contained herein in the strictest of confidence and will not, under any circumstances whatsoever, reproduce these materials, in whole or in part, or disclose any of the contents hereof or the information and data contained herein to any other person without the prior written consent of SeatGeek or RedBall, (b) is not subject to any contractual or other obligation to disclose these materials to any other person or entity, (c) will return these materials, and any other materials that the recipient may have received in the course of considering an investment in RedBall and SeatGeek, and (d) will promptly notify SeatGeek and RedBall and their respective representatives of any unauthorized release, disclosure or use of these materials or the information and data contained herein. Furthermore, all or a portion of the information contained in these materials may constitute material non-public information of SeatGeek, RedBall and their affiliates, and other parties that may be referred to in the context of those discussions. By your acceptance of this Presentation, you acknowledge that applicable securities laws restrict a person from purchasing or selling securities of a person with tradeable securities from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities. Certain information included herein describes or assumes the expected terms that will be included in the agreements to be entered into by the parties to the Proposed Business Combination. Such agreements are under negotiation and subject to change. The consummation of the Proposed Business Combination is also subject to other various risks and contingencies, including customary closing conditions. There can be no assurance that the Proposed Business Combination will be consummated with the terms described herein or otherwise. As such, the subject matter of these materials is evolving and is subject to further change by SeatGeek and RedBall in their joint and absolute discretion. Neither the Securities and Exchange Commission (“SEC”) nor any securities commission of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the Proposed Business Combination presented herein, or determined that this Presentation is truthful or complete. No representations or warranties, express or implied, are given in, or in respect of, this Presentation. To the fullest extent permitted by law, in no circumstances will RedBall, SeatGeek or any of their respective subsidiaries, stockholders, affiliates, representatives, directors, officers, employees, advisers or agents be responsible or liable for a direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither RedBall nor SeatGeek has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of SeatGeek or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of SeatGeek and RedBall and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. References in this Presentation to our “partners” or “partnerships” with technology companies, governmental entities, universities or others do not denote that our relationship with any such party is in a legal partnership form, but rather is a generic reference to our contractual relationship with such party. Trademarks and Trade Names SeatGeek and RedBall own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with SeatGeek or RedBall, or an endorsement or sponsorship by or of SeatGeek or RedBall. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that SeatGeek or RedBall will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor in these trademarks, service marks and trade names. Forward-Looking Statements This Presentation contains certain statements that are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, the proposed business combination between RedBall and SeatGeek and expectations regarding the combined business, and projections of market opportunity. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither RedBall nor SeatGeek presently knows, or that RedBall or SeatGeek currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date of this Presentation. Except as may be required under applicable securities laws, RedBall and SeatGeek do not undertake any obligation to update these forward-looking statements and RedBall and SeatGeek specifically disclaim any obligation to do so These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, the impact of the COVID-19 pandemic; changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that the approval of the shareholders of RedBall or SeatGeek is not obtained or the failure of other closing conditions; the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination; failure to realize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of RedBall’s shares on the NYSE following the business combination; costs related to the business combination; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; risks relating to the uncertainty of the projected financial information with respect to SeatGeek; risks related to the performance of SeatGeek’s business and the timing of expected business or revenue milestones; the effects of competition on SeatGeek’s business; SeatGeek’s history of operating losses and expectations of significant expenses and continuing losses for the foreseeable future; the ability of SeatGeek to maintain an effective system of internal control over financial reporting; the ability of SeatGeek to respond to economic and other factors adversely affecting the live event industry and general economic conditions; the ability of SeatGeek to grow market share in its existing markets or any new markets it may enter; the ability of SeatGeek to manage its growth effectively; the ability of SeatGeek to manage market and technology trends; the ability of SeatGeek to access sources of capital, including debt financing and other sources of capital to finance operations and growth; the ability of SeatGeek to maintain and enhance its products and brand, and to attract customers; the success of SeatGeek’s strategic relationships with third parties; the risk of cybersecurity attacks, data loss or other breaches of SeatGeek's network security; the ability of SeatGeek to comply with governmental regulations; the amount of redemption requests made by RedBall’s stockholders; the ability of RedBall or SeatGeek to issue equity or equity-linked securities or obtain debt financing in connection with the proposed business combination or in the future; and those risks and uncertainties set forth under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form S-4 and proxy statement/prospectus discussed below and other documents filed by RedBall from time to time with the SEC. In addition, forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects on RedBall or SeatGeek. There can be no assurance that future developments affecting RedBall or SeatGeek will be those that RedBall or SeatGeek have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control or the control of RedBall or SeatGeek) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of RedBall’s or SeatGeek’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Some of these risks and uncertainties may in the future be amplified by the continued spread of COVID-19 or variants thereof. It is not possible to predict or identify all such risks. RedBall and SeatGeek do not undertake any obligation to update these forward-looking statements and RedBall and SeatGeek specifically disclaim any obligation to do so, except as may be required under applicable securities laws.

Disclaimers (Continued) Use of Projections This Presentation contains projected financial information and performance metrics with respect to SeatGeek for 2021, 2022, 2023, 2024 and 2025. Such projected financial information and performance metrics constitutes forward-looking information and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such projected financial information and performance metrics are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the projected financial information and performance metrics contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved. SeatGeek’s independent registered public accounting firm, KPMG, has not audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they have not expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. Use of Data The data contained herein is derived from various internal and external sources, including from third parties. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. RedBall and SeatGeek assume no obligation to update the information in this Presentation. Use of Non-GAAP Financial Metrics and Other Key Financial Metrics The historical quarterly financial information contained in this Presentation is unaudited and only the historical financial information for the fiscal years ended December 31, 2018, 2019 and 2020 were audited under Public Company Accounting Oversight Board standards. This Presentation includes certain non-GAAP financial measures (including on a forward-looking basis) such as Contribution Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Sales and Marketing Expense and Free Cash Flow. SeatGeek defines Contribution Margin as gross profit less sales and marketing expense. SeatGeek defines Adjusted EBITDA as loss from operations, adjusted for depreciation and amortization, equity-based compensation expense and transaction and public readiness costs. Adjusted EBITDA Margin is Adjusted EBITDA divided by net revenue. SeatGeek defines Adjusted Sales and Marketing Expense as sales and marketing expense less depreciation and amortization, equity-based compensation and overhead allocations. SeatGeek defines Free Cash Flow as net cash used in operating activities less capital expenditures. These non-GAAP measures are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to gross profit, net income, operating income or any other performance measures derived in accordance with GAAP, or net cash provided by operating activities as a measure of our liquidity. Reconciliations of non-GAAP measures to their most directly comparable GAAP counterparts are included in the Appendix to this Presentation. SeatGeek believes that these non-GAAP measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about SeatGeek. SeatGeek’s management uses forward looking non-GAAP measures to evaluate SeatGeek’s projected financial and operating performance. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore SeatGeek’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies. Important Additional Information and Where to Find It RedBall has filed a registration statement on Form S-4 (“Registration Statement”) with the SEC, which includes a proxy statement/prospectus of RedBall, which will be both the proxy statement to be distributed to holders of RedBall’s ordinary shares in connection with its solicitation of proxies for the vote by RedBall’s shareholders with respect to the Proposed Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in the business combination to SeatGeek stockholders. After the Registration Statement is declared effective, RedBall will mail a definitive proxy statement/prospectus to the shareholders of RedBall as of a record date to be established for voting on the Proposed Business Combination. This Presentation does not contain all the information that should be considered concerning the Proposed Business Combination and is not intended to form the basis of any investment decision or any other decision with respect to the business combination. Before making any voting or investment decision, investors and security holders of RedBall and other interested persons are urged to carefully read the entire Registration Statement, the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, when they each become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the Proposed Business Combination. The documents filed by RedBall with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by RedBall may be obtained free of charge from RedBall at www.redballac.com. Alternatively, these documents, when available, can be obtained free of charge from RedBall upon written request to RedBall Acquisition Corp., 667 Madison Avenue, 16th Floor, New York, NY 10065. The information contained on, or that may be accessed through, the websites referenced in this Presentation is not incorporated by reference into, and is not a part of, this Presentation. Participants in the Solicitation RedBall and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of RedBall with respect to the Proposed Business Combination. For information regarding RedBall’s directors and executive officers and a description of their interests in RedBall, please see Redball’s final prospectus related to its initial public offering filed with the SEC on August 13, 2020 and available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of RedBall’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Registration Statement and proxy statement/prospectus and other relevant documents when they become available. SeatGeek and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of RedBall in connection with the Proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Business Combination will be included in the Registration Statement and proxy statement/prospectus for the Proposed Business Combination when available. No Offer or Solicitation This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of RedBall, SeatGeek or any of their respective affiliates.

01 02 03 Sponsor Summary Company Overview Financials Agenda

Sponsor Summary

Investment thesis: synergistic strategy & opportunity

SEAT GEEK

Industry challenger

Vertically integrated challenger

There is no other company with SeatGeek's product stack serving rightsholders & fans together

Tech innovator

SeatGeek has consistently been first to market with fan-facing product innovation & high NPS

Opportunistic capital

SeatGeek is one of the fastest growing ticketing platforms at scale & will be armed with capital to leverage its advantages & expand market share more aggressively

REDBALL REDBIRD CAPITAL PARTNERS

Industry alignment

Attractive industry

Industry supports strong long-term margins & has yet to be disrupted by tech

Network synergies

RedBird Capital has invested in and alongside SeatGeek's target client list

Know how

RedBird Capital created & exited a ticketing & hospitality business with the NFL (On Location Experiences). They have a deep understanding of the landscape

SEAT GEEK

7

Illustrative transaction overview[1]

Transaction summary

Transaction structure

- RedBall Acquisition Corporation ("RedBall") (NYSE: RBAC) has proposed to enter into a business combination with SeatGeek

Valuation

- Pro forma enterprise value of $1,350 million post business combination
- 3.9x 2022E projected revenue of $345 million

Capital structure

- Transaction is expected to be funded by cash held in trust of $575 million and a PIPE of $100 million
- Expected to result in $558 million of net cash to the balance sheet, assuming no redemptions from public shareholders
- 50% of RedBall Sponsor Promote (approximately 7.2 million shares) is deferred and is to vest at $12.50 and $15.00 per share

Sources
($ in millions)

Existing SeatGeek Stockholders Equity Rollover	$1,282
SPAC Cash in Trust[1]	575
SPAC Sponsor Promote	62
PIPE[2]	100
Total Sources	**$2,019**

Uses
($ in millions)

Existing SeatGeek Stockholders Equity Rollover	$1,282
Estimated Transaction Fees	55
Cash to SeatGeek Balance Sheet	558
SeatGeek Debt Paydown[6]	62
SPAC Sponsor Promote	62
Total Uses	**$2,019**

Pro forma capitalization and ownership

($ and shares in millions, except per share values)

Pro forma valuation

Pro forma shares outstanding[3]	201.9
Illustrative share price	$10.00
Pro forma equity value	**$2,019**
Pro forma net cash on balance sheet	$669
Pro forma enterprise value	**$1,350**
Pro forma EV / '22E revenue ($345)[4]	3.9x

Pro forma ownership[5]



5.0%
3.1%
28.5%
63.5%

Existing shareholders to hold approximately 63% of the pro forma business

- Existing SeatGeek shareholders[5] 63.5%
- RedBall public shares[5] 28.5%
- PIPE shares[2] 5.0%
- RedBall sponsor shares[5] 3.1%

(1) Assumes no redemptions by SPAC stockholders. Assumes no purchases of existing SeatGeek equity
(2) $90.5 million PIPE. 9.05 million shares and ~3.02 million warrants to be issued in PIPE; also includes $9.5 million direct investment in SeatGeek pursuant to which 0.95 million shares and ~0.32 million warrants to be issued
(3) Includes an estimated 128.2 million SeatGeek rollover shares, 57.5 million RedBall shares, 10.0 million PIPE and direct investment shares, and 6.2 million sponsor shares; 1.0 million sponsor shares currently outstanding will be forfeited at closing
(4) See footnote (1) on page 49 and note (A) on page 50 for material assumptions underlying 2022 revenue forecast
(5) Excludes all earnout shares. Including 7.2 million unvested sponsor shares and 35 million existing shareholder earnout shares. Also excludes shares issuable upon exercise of assumed SeatGeek options and warrants
(6) $60.0 million Term Loan facility matures on July 1, 2023. SeatGeek continues to evaluate its debt capitalization including, but not limited to, early repayment of the existing Term Loan facility prior to the consummation of the business combination and/or an expansion of its debt capacity through a new term loan and/or revolving credit facilities

SEAT GEEK

8

Expected transaction timeline

Oct 13, 2021

Deal Announcement

SeatGeek announced agreement to become a public company by combining with RedBall Acquisition Corp.

Oct 29, 2021

S-4 Filed

Initial S-4 filed by RedBall Acquisition Corp.

Jan/Feb 2022

Est Definitive Proxy Filing

Estimate having final SEC comments & review completed late Jan / early Feb 2022

Feb/Mar 2022

Est Shareholder Vote

Estimate shareholder vote, redemption & close ~30 days after proxy filing

SEAT GEEK

9

Company Overview

Our veteran leadership team has created a culture that attracts exceptional talent

Today's Presenters



Jack Groetzinger
Co-Founder & CEO
3x Entrepreneur
Bain



Eric Waller
Co-Founder
10+ yrs in engineering
Amie Street



Danielle du Toit
President
SeatGeek Enterprise
10+ yrs in global exec roles
EVP Cheetah Digital
Salesforce



Paulo Cunha
President
SeatGeek Consumer
10+ yrs in global growth
VP Expedia
BCG



Brad Tacy
Chief Financial Officer
10+ yrs as finance exec
Spotify
Westwood One



Brian Murphy
Chief Technology Officer
15+ yrs of engineering mgmt
CTO, Tumblr
New York Times



Russ D'Souza
Co-Founder
3x Entrepreneur
Monitor Consulting



Carolyn Patterson
Chief People Officer
10+ yrs as exec roles
CPO Yelp



Steve Ritter
Chief Data Officer
10+ yrs data & analytics
Quadriserv
Delaware Investments



Adam Lichstein
General Counsel
15+ yrs exec leadership
President, Tremor
Video Razorfish

SEAT GEEK

12

(1) Based on 2017-2019 US Gross Ticketing Volume (GTV) growth among scaled ticketing marketplaces with over $300M estimated GTV in 2019: Ticketmaster, StubHub, Vivid Seats (2) See footnote (1) on page 49 and note (A) on page 50 for material assumptions underlying 2022 revenue forecast (3) See footnote (1) on page 49 and note (A) on page 50 for material assumptions underlying 2025 revenue forecast

(1) Management estimates

(1) Allows rightsholders to sell tickets directly across any website or app, including popular ecommerce websites, travel tools, messaging apps, and other places fans spend time online

(1) Source: Market Segmentation Survey among a study of 796 SeatGeek buyers performed by Equation Research in September 2021. As used in this presentation, NPS refers to a percentage, expressed as a value from -100 to 100, to gauge satisfaction of consumers that actually used SeatGeek and other ticketing services in the preceding 3 years, using the question, “How likely would you be to recommend the following ticketing company to a family member, friend or co-worker?” on a 0 to 10 scale. Responses of nine or ten are considered “promoters” and responses of six or less are considered “detractors.” The percentage of respondents who are detractors is subtracted from the percentage of respondents who are promoters, and the resulting percentage is the NPS.

Industry Overview • **SeatGeek Solution** • Network Effects • Growth Opportunity

Our vertical integration and fan-centric product drive fan preference

- Vertical integration enables seamless live event experiences
- Mobile-first ticketing platform, continuously improved through user research and experimentation
- Fan-centric customer policies and support
- Strong, positive association with leading live entertainment brands and creators

Drivers of SeatGeek user satisfaction compared to other ticketing companies

2019 Pre-Covid Survey Data[1]


SeatGeek
Competitors*
100%
75%
50%
25%
0%
% Agreement
Is trustworthy and safe
Is easy to use
Provides a more transparent buying experience
Shows that fans and customers are their first priority

(1) Source: Customer market research survey of 2,023 self-identified live event ticket buyers conducted by Marketing & Research Resources ("M&RR") in August 2019. Data presented on this slide is the % of respondents - consumers that actually used SeatGeek and other ticketing services in the preceding 12 months - who answered affirmatively to the question "To what extent do you agree that [brand]..." "Competitors" is an average of the scores of Ticketmaster and StubHub. It does not include Vivid Seats, which did not receive a large enough sample of responses to this question.

18

Industry Overview • **SeatGeek Solution** • Network Effects • Growth Opportunity

Fans
Sellers
Rightsholders

Enterprise ticketing is complex. Our platform lets rightsholders rise above that complexity and deliver great fan experiences.

We support some of the largest, most complex venues in the world

- Professional sports teams with tens of thousands of season ticket holders and hundreds of suites
- Iconic arenas with 130+ days of third-party event programming

We have made significant investments to develop a feature-rich platform with a robust ecosystem of integrations to the systems rightsholds rely on to run their business

Complex, highly-specialized software is difficult to replicate


Accounting
CRM
Loyalty
Access Control
SeatGeek Enterprise
PRODUCT SUITE
Group Sales
Storefront
Pricing
Data & Analytics
SSO & Identity Management
Payment Processing

22

(1) Management estimates. Increase in sales per site visit compared to SeatGeek Marketplace events with no rightsholder inventory

Industry Overview • **SeatGeek Solution** • Network Effects • Growth Opportunity

Inventory from professional resellers is commoditized. Enterprise deals offer access to valuable, differentiated ticket inventory.

Three different types of inventory power SeatGeek's online ticket sales

Seller inventory

Inventory from professional sellers:

- Commoditized
- Typically listed and sold across all exchanges
- Higher competitive pressure impacts margins

Primary inventory

First-sale, direct inventory:

- Unlocked through enterprise deals
- Margins are determined by the rightsholder and ticketer

Consumer inventory

Fan-to-fan resale:

- Includes season ticket holders resale
- Seamless access through enterprise deals
- Higher margin for unique and competitive inventory

SEAT GEEK

26

Industry Overview • **SeatGeek Solution** • Network Effects • Growth Opportunity

Enterprise deals drive greater sell-through of secondary inventory thanks to increased assortment and competitiveness through unique inventory

Case study: Total tickets sales Pre vs Post client transition to SeatGeek Enterprise stack

Compares sales for one game between the same NBA teams in the 2019/20 and 2021/22 seasons


New sources of inventory
2019 NBA team A vs. NBA team B: Prior to SeatGeek partnership
2021 NBA team A vs. NBA team B: With SeatGeek partnership
Seller inventory
Primary inventory
Consumer inventory

Access to **better-priced, unique consumer inventory**, drives **greater selection** at **higher margins**

Unlock **primary inventory**, including premium tickets

Sell through greater volumes of professional seller inventory by offering a more compelling consumer proposition(1)

(1) Growth in secondary sales could also be impacted by overall demand for live events

SEAT GEEK 27

Industry Overview • SeatGeek Solution • **Network Effects** • Growth Opportunity

Clients accrue economic & fan experience gains vs. legacy providers as soon as they switch to SeatGeek

SeatGeek drives Incremental Secondary GTV for Rightsholders due to our…

- Inventory coverage
  - Commingled professional seller & fan-to-fan listings ensure buyers find the "right" ticket for them
- Modern, easy to use consumer tech stack
  2019 Pre-Covid Survey Data
  - 84% of SG buyers describe it as "easy to use" (competitors are <70%)[5]
  - 87% of SGE users describe selling tickets on SeatGeek as "very easy"[6]
  - 64% of SG buyers believe it is a "transparent buying experience" (competitors are <40%)[5]

Illustrative Client Cohort[1]

Secondary GTV[2] Pre- vs. Post-SeatGeek Partnership


CAGR: 49%
$4.6M
$6.5M
$10.4M
Pre-Partnership(3)
Post-Partnership Y1(4)
Post-Partnership Y2(4)

(1) Based on the three most mature currently active Enterprise clients (1 NBA, 2 MLS) signed in 2016-17; (2) Secondary GTV is solely the Marketplace GTV for the corresponding Primary Ticketing Partner at that time, not Total Secondary Market GTV; (3) Pre-Partnership based on Secondary GTV actuals from most recently available year from Primary Ticketing Partner; (4) Management estimates. Only includes years where SeatGeek was the client's Primary Ticketing Partner. Does not include 2020 for 1 MLS client given the impact of COVID-19; (5) Source: Customer market research survey of 1,000 self-identified live event ticket buyers conducted by Marketing & Research Resources ("M&RR") in August 2019. Data presented on this slide is the % of respondents – consumers that actually used SeatGeek and other ticketing services in the preceding 12 months – who answered affirmatively to the question "To what extent do you agree that [brand]…" "Competitors" is an average of the scores of Ticketmaster and StubHub. It does not include Vivid Seats, which did not receive a large enough sample of responses to this question; (6) Source: SeatGeek SGE fan survey of 7,921 consumers that purchased tickets to SeatGeek SGE events (across all SGE teams & venues) conducted by SeatGeek in September 2019. Data presented on this slide is the % of respondents – consumers that actually used SeatGeek to purchase tickets to an SGE event in the preceding 12 months – who answered "Moderately easy" or "Very easy" about "Selling tickets" to the question "How difficult (1) or easy (5) are the following steps of your experience using SeatGeek for [team/venue] tickets?"

28

Industry Overview • SeatGeek Solution • Network Effects • Growth Opportunity Flexible Ticket Plans Monetize Fan Experience Robust Data Capture Improved consumer engagement results in increased data capture

(1) Consists of seat options and season ticket renewals (2) 2019 SeatGeek Fan Feedback Survey (8/26/19-9/30/19); n=7,921 responses fielded from SeatGeek users across 8 SeatGeek Enterprise Partner teams, including AT&T Stadium and the Dallas Cowboys

Why we are winning enterprise clients Industry Overview • SeatGeek Solution • Network Effects • Growth Opportunity Rich assortment of tickets - offering primary, consumer and professional seller inventory in a seamless buying experience Easy to use consumer app Customer support for Season ticket holders and fans Powerful flywheel unlocks better economics for SeatGeek and our clients Dynamic pricing and revenue management capabilities, powered by machine learning Modern tech stack Superior fan experience Compelling economics Investment in product, engineering and data science to drive continuous evolution of our platform and deliver innovation (e.g., Rally) Modern, vertically integrated tech stack that powers open distribution and all stages of the end-to-end event experience

(1) Premier refers to US Big 5 Pro Sports (NFL, NBA, NHL, MLB, and MLS), English Premier League, or Clients providing $100K+ in Total Annual Gross Revenue to SeatGeek (2) New client TAGR refers to the Total Annual Gross Revenue by new clients. TAGR includes secondary revenue in venue, secondary revenue uplift in rest of DMA, and primary revenue in venue. It does not net out sponsorship fees or equity related expenses paid in respect to Enterprise appointment. For 2020 and 2021 new signings, TAGR represents latest client forecasts

Our marketplace growth is fueled by our vertically integrated supply platform and a unique approach to demand generation Rightsholder primary inventory Professional seller secondary inventory Consumer fan-to-fan inventory Supply Organic channels Influencer marketing Performance marketing Enterprise co-branded marketing National brand Demand Vertically-Integrated Ticketing Platform

(1) National Tracking Survey performed by Morning Consult between March 24 and April 2, 2021, of a nationally-representative sample of 2,000 recent US ticket purchasers with a margin of error of +/- 2% (2) Content creators or shows SeatGeek has sponsored (3) Organic video views, listens from videos, and audio content SeatGeek has sponsored

SeatGeek has been effective at working together with clients to reach the next generation of fans Industry Overview • SeatGeek Solution • Network Effects • Growth Opportunity 16 Videos 8 Influencers 3 Campaigns 16M+ Views 345K Avg. Viewers 1M Avg. Viewers SeatGeek + New Orleans Pelicans Influencer Case Study

Industry Overview • SeatGeek Solution • Network Effects • Growth Opportunity Awareness Usage SEE THINK DO Asset Strategy Example Reach-based assets to help build awareness Drive conversion behavior when it matters Partnerships with rightsholders allow SeatGeek to successfully introduce our brand to new customers in unique, engaging ways Offer potential users a reason to like and prefer SeatGeek

Industry Overview • **SeatGeek Solution** • Network Effects • Growth Opportunity

Investing in growing consumer brand awareness can meaningfully accelerate our growth

A new campaign for a reimagined brand


SEAT GEEK
SEAT GEEK
SEAT GEEK
SEATGEEK
Get your SEAT in a SEAT
SEAT GEEK

Disciplined and data-driven, focused on ROI

Campaign scale

Expanded buys unlock pricing efficiencies, integrated cross-media planning, and new measurement tools

Robust measurement framework

80+ signals from 15+ sources, including Brand surveys, ROI lift KPIs, and econometrics methodologies

Continuous optimization

Audiences, creative, channels and placements

Early tests are showing promising results

Advertising tests: Impact on unaided brand awareness (Jul-Oct 2021, %)[1]


Test launch
Jun
Jul
Aug
Sep
Oct

(1) Source: Morning Consult monthly Brand Tracking Survey among a demographically balanced sample of past 3 year ticket purchasers conducted on two US metro areas where advertising tests are being conducted (N=700 Adults; Margin of Error +/-4)

SEAT GEEK 37

(1) Internal data. Revenue for fiscal 2020 and H1 2021, each of which experienced negative growth in revenues relative to fiscal 2019, have been highlighted in lighter shade color as the Company attributes those results to the COVID-19 pandemic, which the Company views as an extraordinary event (2) CAGR equals full year 2019 compared to full year 2016 (2)

(1) Management estimates SeatGeek’s 2021 monthly secondary GTV began outpacing 2019 levels in April

Financial & Transaction Overview

(1) Total Revenue, includes both primary and secondary sources (2) Secondary market growth for the period based on management’s estimates; secondary market growth used by management internally as indication of overall (primary and secondary) ticketing market growth

Our marketplace combines the traditional seller supplied event listings with unique inventory from our rightsholder partnerships

	Seller-Sourced Markets	Rightsholder Related Markets	
Inventory Type	Secondary resale	Secondary resale	Primary sale
Inventory Source	Professional Seller Broadcasts (commoditized) Limited Fan-to-Fan	Professional Seller Broadcasts (commoditized) Extensive Fan-to-Fan	Season Tickets Single Tickets Concerts & Onsales Other
Disaggregated Revenue[1]	Consumer	Consumer	Enterprise
Competitors	Vivid Seats StubHub Ticketmaster TickPick Gametime	Ticketmaster	

(1) See "Disaggregation of Revenue" breakouts in Notes to Consolidated Financial Statements

SEAT GEEK 42

Our seller-sourced revenue contributed significant growth through 2021 while becoming more efficient in marketing spend over time

Estimated seller-sourced marketplace revenue[1] & marketing spend[2] as % of revenue[1]



Revenue ($ in millions)[1]
125
100
75
50
25
-
53%
53%
44%
42%
83%
41%
2016
2017
2018
2019
2020
Q1-Q3 2021
Revenue[1]
Marketing as a % of Rev[2]

One of the fastest growing marketplaces

56% Revenue CAGR 2016-2019[3]

High levels of marketing efficiency

Marketing as % of revenue Q1-Q3 2021: ~41%[2]

Differentiated spend & user base

Significant spend in influencer marketing results in 36% of SeatGeek's user base being made up of Gen Z

SEAT GEEK

(1) Management estimate. Excludes primary revenue and other rightsholder related revenue (see footnote (2) on page 44). Seller-sourced marketplace revenue + rightsholder related revenue = GAAP Revenue
(2) Management estimate. Includes performance & brand marketing spend, partner revenue share, and analytics tooling. It excludes sponsorship costs associated with primary deals, personnel costs, equity based compensation, and depreciation & amortization
(3) Represents the last 3 complete fiscal years prior to onset of COVID-19 pandemic

43

Rightsholder deals contributed ~23% of our revenue only three years after our enterprise product launch

Estimated rightsholder related revenue (3 year snapshot)[1]
($ in millions)


$7
$21
$32
2017
2018
2019
Primary Revenue
Other rightsholder related revenue (2)

We estimate our rightsholder related revenue made up

~23%

of 2019 revenue

We anticipate this % climbing annually, outpacing growth of professional seller-sourced marketplace growth

(1) Represents the last 3 complete fiscal years prior to onset of COVID-19 pandemic
(2) Consists of in-venue secondary revenue, secondary market uplift revenue (see footnote (1) on page 45), and ancillary revenue (payment processing and pricing & distribution services)

44

Each rightsholder deal incurs upfront costs; the sustained revenue lift and margin profile result in an efficient acquisition channel at scale

Illustrative rightsholder deal economics (in $)



Secondary Revenue
Secondary Market Uplift(1)
Primary Revenue(2)
Annual Costs(3)
Cumulative Margin
Before an enterprise deal with rightsholder
After an enterprise deal with rightsholder
-2
-1
1
2
3
4
5
6
7

We estimate SeatGeek Enterprise to be a **more efficient**

acquisition channel for SeatGeek than search engine marketing[4]

(1) Based on SeatGeek secondary revenue in rest of DMA (venues where SeatGeek is not primary ticketing partner) after start of Enterprise partnership and related investment vs. management's estimates of secondary revenue without Enterprise partnership (based on analysis of control DMAs); (2) Excludes ancillary revenue; (3) Excludes indirect expenses, such as R&D; (4) SeatGeek estimates that Enterprise deals are a more efficient customer acquisition channel based on comparison between revenue attributable to the four most mature currently active Enterprise clients from US Big 5 pro sports (NFL, NBA, NHL, MLB, MLS) vs. search engine marketing in 2021

SEAT GEEK
45

We will continue to target rightsholder supply opportunities as their deals come up for renewal

~$2B

Annual contract value between 2022-2025[1]

~4%

Market capture rate[2]
2020-2021 Actual

Total Potential Annual Contract Value – Rightsholder related revenue[1]
($ in millions)



$475
$700
$475
$475
2022E
2023E
2024E
2025E

(1) Management estimates. Annual Contract Value equals available average annual revenue of potential clients (any given potential client available every ~5 years). Includes primary revenue, secondary revenue, and market uplift estimates. Excludes ancillary revenue opportunity
(2) Market capture rate equals average full year forecasted revenue of signed clients / Total potential annual contract value. We've won client in new verticals within reserved live event venues every 1-2 years, we plan for this momentum to continue. Management estimates the annual contract value available in 2020 and 2021 were both approximately equal to 2022 ($475 million)

46

We will scale marketing spend balancing short-term and long-term growth Disciplined, data-driven approach Focus on all 3 stages: Brand awareness, Acquisition, and Retention Balance short-term payback (Acquisition) with building long-term value (Brand awareness and Retention) Grow spend through disciplined ROAS and incrementality goals Continue to expand and diversify our channel portfolio Adjusted Sales & Marketing Expense by Channel(1) ($ in millions) (1) Historical and forecasted figures exclude depreciation & amortization, equity-based compensation, and overhead allocations. See Adjusted Sales & Marketing reconciliation on page 59. Does not include 2020 given the COVID-19 impact Performance Channels Brand channels Co-branded Sponsorship Personnel

(1) Does not include 2020 given the COVID-19 impact. Includes material assumptions detailed in footnote (1) on page 49 and management's comments section on page 50. See Adjusted EBITDA reconciliation on page 58 (2) Based on internal company estimates derived from multiple sources including: Vivid Seats analyst day presentation & Live Nation’s ticketing segment AOI margin of 22.1%, 28.5%, and 31.2% in 2017, 2018, and 2019, respectively

(1) In developing our revenue forecast through 2025, material assumptions included, but were not limited to, the following: further growth of SeatGeek Enterprise partnerships with number of partnerships growing by 50-100% from 2021 to 2025; SeatGeek spending on performance marketing increasing by 400-600% from 2021 to 2025 (we expect the efficiency of that spend to decline slightly as it scales, but to remain efficient); SeatGeek spending on brand marketing increasing by 1500-2500% from 2021-2025; increased growth of SeatGeek secondary marketplace in DMA’s driven by SeatGeek entering into Enterprise partnerships in DMA’s where no prior relationships exist or by adding additional Enterprise partnerships in DMA’s where SeatGeek already has partnerships (2) See Adjusted EBITDA reconciliation on page 58 (2)

An overview of our consolidated profit & loss statement

	Line Item	Description	2019 Adjusted[1]	2025 Forecast	Long Term Targets
A	Revenue	• Enterprise Revenue • Consumer Revenue	$142	$1,199	10-20% Y/Y growth
	Cost of Revenue	• Processing Fees • Hosting • Client & customer support[2]	$49	$305	
B	Gross Profit		$93	$894	10-20% Y/Y growth
C	Sales & Marketing	• Brand & Sponsorship Costs • Performance marketing • Measurement Tooling • Sales & Marketing Personnel	$70	$588	
D	Contribution Margin[3]		$23	$306	40% Rev / 50% GP
	As % Rev		*16%*	*26%*	
	As % Gross Profit		*25%*	*34%*	
	G&A + R&D	• Personnel • Office • Other	58	$146	
E	Adjusted EBITDA		($35)	$160	30-40% Rev ~40% GP
	As % Rev		*(25%)*	*13%*	
	As % Gross Profit		*(38%)*	*18%*	

Management's Comments

A ~43% Revenue CAGR from 2019-2025 a result of growing organic & paid demand, having a strong consumer value proposition, and increasing supply from rightsholders and their fans. We plan to grow ancillary revenue connected to marketplace and rightsholder servicing

B ~46% CAGR in gross profit from 2019-2025. We focus on consolidated gross profit growth rather than gross margin as we may increase revenue generation from services that have offsetting costs in Cost of Revenue

C In scaling Marketing by ~2.5x in 2022 relative to 2019, including the roll-out of larger brand campaigns, we anticipate slight degradation of efficiency that will gradually improve over time

D Contribution Margin is a Non-GAAP metric that measures the efficacy of our demand side spend

E Our R&D team operates in an agile development ecosystem and costs under this methodology are expensed as incurred[4]. In our estimate, Adjusted EBITDA is an appropriate measure of our business' operating leverage

(1) See page 59 for a reconciliation of 2019 GAAP Actuals to Adjusted Actuals
(2) Client & customer support was ~12% of revenue in 2019
(3) Contribution Margin, a Non-GAAP metric, equals Gross Profit less Sales & Marketing expense
(4) The Company capitalized $2.0 million and $1.1 million of internal-use software costs during the years ended December 31, 2020 and 2019, respectively

SEAT GEEK

50

We anticipate to have a net cash position at the transaction close(1) Use of proceeds expected to focus on significant investment in business Strong cash flow dynamics (see right) is expected to deliver positive operating cash flow ahead of Adj EBITDA profitability Beneficial working capital dynamics of seller float (we collect cash from ticket buyers before disbursing to ticket sellers) Limited expected capital expenditure requirements Balance sheet and cash flow (1) Net cash equals cash and cash equivalents less debt (2) See Adjusted EBITDA reconciliation on page 58 (3) Free cash flow = Cash Flow from Operations less Capital Expenditures Adjusted EBITDA(2) Free Cash Flow(3) For the 9 months ended 9/30/21 $ in millions

(1) Cash amounts assumes no redemptions by SPAC stockholders. Assumes no purchases of existing SeatGeek equity (2) $60.0 million Term Loan facility matures on July 1, 2023. SeatGeek continues to evaluate its debt capitalization including, but not limited to, early repayment of the existing Term Loan facility prior to the consummation of the business combination and/or an expansion of its debt capacity through a new term loan and/or revolving credit facilities

(1) Internal estimates of Big 5 contract end-dates through December 2023; Big 5 consists of NFL, NBA, NHL, MLB, and MLS (2) National Tracking Survey performed by Morning Consult between March 24 and April 2, 2021, of a nationally-representative sample of 2,000 recent US ticket purchasers with a margin of error of +/- 2%. “Unaided brand awareness” represents the percentage of those who respond with “SeatGeek” when asked “When you think about tickets to live events like sports, concerts, and theater, what companies, websites or apps comes to mind?”

Appendix

Comparable company benchmarking Source: Company information, Wall Street research, and FactSet as of 12/7/2021. See footnote (1) on page 49 and management's comments section on page 50 for material assumptions underlying SeatGeek's forecast Note: Negative margins are considered not meaningful (“NM”). “NA” denotes that data is not publicly available

Comparable company benchmarking (continued) Source: Company information, Wall Street research, and FactSet as of 12/7/2021. See footnote (1) on page 49 and management's comments section on page 50 for material assumptions underlying SeatGeek's forecast Note: Multiples above 75x or negative are considered not meaningful (“NM”). “NA” denotes that data is not publicly available

(1) See footnote (1) on page 49 and note (A) on page 50 for material assumptions underlying revenue forecast (2) Based on $1,350M transaction enterprise value immediately after de-SPAC transaction

($ in millions) 2019 Actual 2020 Actual 2021 Actual 9 months ended 9/30/21 Loss from operations ($46) ($93) ($51) Depreciation and amortization $9 $11 $9 Equity-based compensation $2 $3 $5 Transaction & public readiness costs(1) $0 $0 $2 Adjusted EBITDA ($35) ($79) ($35) Adjusted EBITDA reconciliation (1) Transaction & public readiness costs include non-capitalizable costs related to the Business Combination and non-recurring expenses related to our public company readiness initiative undertaken in anticipation of becoming subject to SEC and other obligations of a publicly listed company upon completion of the Company’s proposed business combination with RedBall.

2019 GAAP Actuals to Adjusted Actuals - Reconciliation Financial Statement Line Item 2019 Actual Adjustments(1) 2019 Adjusted Net Revenue $142 $0 $142 Cost of Revenue $57 ($8) $49 Gross Profit $85 $8 $93 Sales & Marketing $76 ($6) $70 Contribution Margin $9 $14 $23 Research & Development $34 ($4) $30 General & Administrative $21 $7 $28 Operating Loss to Adjusted EBITDA ($46) $11 ($35) (1) Removes the impact of depreciation & amortization, equity-based compensation, and overhead allocations

Free Cash Flow - Reconciliation ($ in millions) 2021 Actual 9 months ended 9/30/21 Net cash used in operating activities ($5) Capital additions ($1) Free Cash Flow ($6)

Summary financial overview and projections Note: Growth and margin above 200% or below (200%) are considered not meaningful (“NM”) (1) Historical Cost of Revenue and Operating Expenses include depreciation & amortization (D&A) and equity-based compensation (EBC). The total amount of D&A and EBC included in Cost of Revenue and Operating Expenses was $11 million and $14 million for 2019A and 2020A, respectively. Historical Adjusted EBITDA for 2019A and 2020A excludes D&A and EBC. The forecasted information for Cost of Revenue and Operating Expenses (2021E & beyond) excludes D&A and EBC and therefore is not directly comparable to the historical figures

Certain Risks Related to SeatGeek, Inc. Risks Related to the COVID-19 Pandemic The COVID-19 pandemic has had, and may continue to have, a material negative impact on our business and operating results. The ultimate magnitude of this impact will depend on a variety of factors, including the duration of the pandemic, the acceptance of vaccines and other mitigation efforts, restrictions or new operational requirements, the state of the global economy as a result of the pandemic, and the public’s willingness to attend events with large numbers of people, all of which are uncertain at this time. Risks Related to Our Financial Condition and Status as an Early Stage Company We have a history of operating losses and expect to incur significant expenses and continuing losses for the foreseeable future. We may not be able to scale our business quickly enough to meet customer and market demand, which could result in lower profitability or cause us to fail to execute on our business strategies. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all. We may need additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, and we cannot be sure that additional financing will be available. If we are unable to make acquisitions and investments, or successfully integrate them into our business, our business, results of operations, and financial condition could be adversely affected. Our ability to utilize our net operating loss carryforwards and certain other tax attributes to offset taxable income or taxes may be limited. Operating as a public company requires us to incur substantial costs and requires substantial management attention. In addition, key members of our management team have limited experience managing a public company. We identified a material weakness in our internal control over financial reporting at December 31, 2020, 2019, and 2018, and may identify additional material weaknesses in the future. If we fail to remediate the material weakness or if we otherwise fail to establish and maintain effective control over financial reporting, it may adversely affect our ability to accurately and timely report our financial results, and may adversely affect investor confidence and business operations. Impairment of our goodwill could negatively impact our financial results and financial condition. Risks Related to Our Business and Industry Our success depends, in significant part, on entertainment and sporting events, and economic and other factors adversely affecting such events could have a material adverse effect on the live event industry generally and specifically on our business, financial condition and results of operations. We may be adversely affected by the occurrence of extraordinary events, such as public health concerns, terrorist attacks, severe weather events and natural disasters. Our business is highly sensitive to public tastes and is dependent on our ability to secure popular artists, teams and other entertainment and sporting events, and we may be unable to anticipate or respond to changes in consumer preferences, including a decrease in the popularity of live events, which may result in decreased demand for our services. Our business depends on relationships between key promoters, venues, sports teams, sports leagues, executives, agents, managers, artists and clients and any adverse changes in these relationships could adversely affect our business, financial condition and results of operations. Our business is dependent on the willingness of artists, teams and promoters to continue to support the secondary ticket market and any decrease in such support may result in decreased demand for our services. Risks Related to Our Business and Industry (Continued) Our corporate culture has contributed to our success, and if we cannot maintain this culture, we could lose the innovation, creativity and teamwork fostered by our culture, which could harm our business. Our ticketing business is subject to seasonal fluctuations and the general economic and business conditions that impact the sporting events and live entertainment industries. Our business may be subject to significant losses for various reasons, including due to fraud or unsuccessful, postponed or cancelled events. These losses may harm our results of operations and business. We face significant competition and may be unsuccessful in competing against current and future competitors. If our competitors are more successful in attracting and retaining buyers and sellers than we are, our revenue and growth rates could decline. If we fail to innovate our products and services, our ability to attract new SeatGeek Enterprise clients could be negatively impacted and our revenue and growth rates could decline. Our contracts with SeatGeek Enterprise clients may not be immediately profitable, and may not become profitable in a timely manner, if at all. If we fail to perform pursuant to our existing agreements, our ability to retain our SeatGeek Enterprise clients could be negatively impacted, which may have an adverse impact on our business, financial condition and results of operations. Poor weather adversely affects attendance at live events, which could negatively impact our financial performance from period to period. If we fail to engage our users or innovate, improve, and enhance our platform in a manner that responds to our users’ evolving needs, our business, results of operations and financial condition may be adversely affected. The vibrancy of our community and trustworthiness of our marketplace are important to our success. If we are unable to maintain them, our ability to attract, engage and retain users could suffer. Our advertising activity may not be effective, or may fail to efficiently drive growth in users, buyers, sellers, clients and distribution partners. We rely on sellers, clients and distribution partners on our ticketing platform for many aspects of our business, and any failure by them to maintain their service levels or any changes to their operating costs could adversely affect our business. If we do not effectively manage our ticket inventory, we may incur costs associated with excess inventory, or lose sales from having too few tickets. Our international operations are subject to certain risks, which may adversely affect our business, financial condition and results of operations. We depend on key personnel and our business may be severely disrupted if we lose the services of our key executives and employees. Our growth may cause significant pressures upon our financial, operational and administrative resources.

Certain Risks Related to SeatGeek, Inc. (Continued) Risks Related to Information Technology, Cybersecurity and Intellectual Property As our services are currently accessed primarily through mobile phones, tablets and other internet-enabled mobile devices, we believe that we must develop applications for such devices if we are to maintain or increase our market share and revenues, and we may not be successful in doing so. Changes in internet search engine algorithms and dynamics, or search engine disintermediation, or changes in marketplace rules, could have a negative impact on traffic for our sites and ultimately, our business and results of operations. Our failure to keep up with rapid technology changes may severely affect our future success. The success of our ticketing business and other operations depends, in part, on the integrity of our systems and infrastructure, as well as affiliate and third-party computer systems, computer networks and other communication systems. System interruption and the lack of integration and redundancy in these systems and infrastructure may have an adverse impact on our business, financial condition and results of operations. Cybersecurity risks, data loss, breaches of our network security, or other compromises to our information technology or data could materially harm our business and the results of our operations, including but not limited to a material interruption to our operations, harm to our reputation, significant liabilities, breach of data protection obligations, or a loss of customers or sales. We may face potential liability and expense for legal claims alleging that the operation of our business infringes intellectual property rights of third parties, who may assert claims against us for unauthorized use of such rights. If we fail to adequately protect or enforce our intellectual property rights, our competitive position and our business could be materially adversely affected. Our payments system depends on third-party providers and is subject to risks that may harm our business. Risks Relating to Governmental Regulation and Litigation Some U.S. states prohibit the resale of event tickets at prices above the face value of the tickets or at all, or highly regulate the resale of tickets, and new laws and regulations or changes to existing laws and regulations imposing these or other restrictions may adversely affect our business and operating results. Our business is dependent on the ability for sellers to sell tickets on the secondary market unencumbered. Competition in the live event ticketing industry and/or new regulations on the state and federal levels could impact the market standard for ticketing fees and may have an adverse impact on our business and financial condition. We are subject to stringent and changing obligations related to data privacy and information security. Our actual or perceived failure to comply with such obligations could lead to enforcement or litigation (that could result in fines or penalties), reputational harm, or other adverse business effects. Unfavorable outcomes in legal proceedings may adversely affect our business and operating results. We are subject to extensive governmental regulation, and our failure to comply with these regulations could adversely affect our business, financial condition and results of operations. We operate in international markets which subject us to risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions specific to such markets, which could adversely affect our business, financial condition and results of operations. Changes in our effective tax rate or tax liability may have an adverse effect on our results of operations. In response to a 2018 Supreme Court case, we believe it is likely that some jurisdictions in which we operate could assess taxes on transactions for which no sales tax was collected from the buyer in secondary ticket sales at the time of the transaction, which could increase our tax liability and adversely affect our financial condition and results of operations.